                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 2001

                          O2MICRO INTERNATIONAL LIMITED

                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                                 (345) 945-1110
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         X                    Form 40-F
          -----------------                      -----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No        X
                      --------------     ---------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------

Notification of Incorporation by Reference

The registrant incorporates by reference this Form 6-K into the Registration Statement File No. 333-13876.

                                      INDEX

                          O2MICRO INTERNATIONAL LIMITED

                                                                                               Page No.
PART I    FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS                                                                    3

          CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2000              3

          CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED                        4
          SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000, AND FOR THE NINE MONTHS ENDED
          SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000

          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER               5
          30, 2001 AND SEPTEMBER 30, 2000

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                              6

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS                12
          OF OPERATIONS

Item 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                              14

PART II   OTHER INFORMATION

Item 1.   EXHIBITS                                                                               15

          EXHIBIT INDEX                                                                          15

          SIGNATURE                                                                              16

Part I.   FINANCIAL INFORMATION

Item 1.   Financial Statements

                          O2MICRO INTERNATIONAL LIMITED

                           CONSOLIDATED BALANCE SHEETS
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                                          September 30, December 31,
A S S E T S                                                                   2001         2000
-----------                                                               ------------- ------------
                                                                           (Unaudited)
CURRENT ASSETS
Cash                                                                         $ 30,931    $ 37,448
Restricted cash                                                                 1,159       1,199
Short-term investments                                                          9,719          --
Accounts receivable - net                                                       5,493       5,420
Inventories                                                                     5,413       5,472
Prepaid expenses and other current assets                                       1,214       1,148
                                                                             --------    --------
Total Current Assets                                                           53,929      50,687
                                                                             --------    --------

LONG-TERM INVESTMENT                                                              500         500
                                                                             --------    --------

FIXED ASSETS - NET                                                              2,986       2,102
                                                                             --------    --------
OTHER ASSETS
Receivables from 360(o) Web Ltd.                                                  750         750
                                                                             --------    --------
Deferred income tax - noncurrent                                                  133         133
                                                                             --------    --------
Other assets                                                                      676         435
                                                                             --------    --------

TOTAL ASSETS                                                                 $ 58,974    $ 54,607
                                                                             ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Notes and accounts payable                                                   $  3,554    $  3,767
Income tax payable                                                                630         449
Current portion of obligations under capital lease                                 17          41
Accrued expenses and other current liabilities                                  2,957       2,358
                                                                             --------    --------
Total Current Liabilities                                                       7,158       6,615
                                                                             --------    --------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                            9          13
                                                                             --------    --------

GUARANTEE DEPOSITS                                                                 --          51
                                                                             --------    --------

Total Liabilities                                                               7,167       6,679
                                                                             --------    --------
SHAREHOLDERS' EQUITY
Ordinary shares at $0.001 par value per share
     Authorized - 95,000,000 shares.  Issued - 33,366,173 and 32,788,238
       shares as of September 30, 2001 and December 31, 2000, respectively         33          33
Additional paid-in capital                                                     56,014      55,071
Warrants                                                                           51          51
Deferred compensation                                                             (70)       (249)
Accumulated other comprehensive income                                           (389)       (223)
Accumulated deficit                                                            (3,832)     (6,755)
                                                                             --------    --------
Total Shareholders' Equity                                                     51,807      47,928
                                                                             --------    --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $ 58,974    $ 54,607
                                                                             ========    ========

    The accompanying notes are an integral part of the financial statements.

                          O2MICRO INTERNATIONAL LIMITED

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                      Three Months                            Nine Months
                                                   Ended September 30                      Ended September 30
                                               ---------------------------             ------------------------
                                                 2001                 2000               2001                2000
                                               -------             -------             -------          -------
                                                       (Unaudited)                             (Unaudited)
NET SALES                                      $11,855             $11,149             $30,425          $29,021

COST OF SALES                                    4,306               4,410              10,924           11,090
                                               -------             -------             -------          -------

GROSS PROFIT                                     7,549               6,739              19,501           17,931
                                               -------             -------             -------          -------
OPERATING EXPENSES
Research and development                         3,771               2,528               9,890            6,936
Selling, general and administrative              2,510               2,262               7,305            6,465
Stock-based compensation                            47                 119                 145              390
                                               -------             -------             -------          -------
Total Operating Expenses                         6,328               4,909              17,340           13,791
                                               -------             -------             -------          -------

INCOME FROM OPERATIONS                           1,221               1,830               2,161            4,140
                                               -------             -------             -------          -------
NON-OPERATING INCOME (LOSS)
Interest - net                                     403                 230               1,316              313
Other - net                                        (49)                 (6)                 55              101
                                               -------             -------             -------          -------
Total Non-Operating Income - Net                   354                 224               1,371              414
                                               -------             -------             -------          -------

INCOME BEFORE INCOME TAX                         1,575               2,054               3,532            4,554

INCOME TAX (EXPENSES) BENEFIT                     (257)                 44                (609)              58
                                               -------             -------             -------          -------

NET INCOME                                       1,318               2,098               2,923            4,612

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries            (71)                 (9)               (235)             (92)
Unrealized gain on available-for-sale
 securities                                         69                   -                  69                -
                                               -------             -------             -------          -------
Total Other Comprehensive Loss                      (2)                 (9)               (166)             (92)
                                               -------             -------             -------          -------

COMPREHENSIVE INCOME                           $ 1,316             $ 2,089             $ 2,757          $ 4,520
                                               -------             -------             -------          -------
EARNINGS PER SHARE:
Basic                                          $  0.04             $  0.08             $  0.09          $  0.31
                                               =======             =======             =======          =======
Diluted                                        $  0.04             $  0.06             $  0.08          $  0.15
                                               =======             =======             =======          =======
NUMBER OF THOUSAND SHARES USED IN
 EARNINGS PER SHARE CALCULATION:
Basic                                           33,351              24,977              33,175           14,966
                                               =======             =======             =======          =======
Diluted                                         34,944              33,276              34,618           31,494
                                               =======             =======             =======          =======

    The accompanying notes are an integral part of the financial statements.

                          O2MICRO INTERNATIONAL LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (In Thousand U.S. Dollars)

                                                                                            Nine Months Ended
                                                                                               September 30
                                                                                        --------------------------
                                                                                          2001               2000
                                                                                        --------          --------
OPERATING ACTIVITIES:
Net income                                                                              $  2,923          $  4,612
Adjustments to reconcile net income to net cash used in operating activities:
      Depreciation and amortization                                                          839               587
      Amortization of deferred stock options                                                 145               390
      Amortization of options granted for services                                             9                11
      Deferred income tax assets                                                              (8)             (270)
      Changes in operating assets and liabilities:
            Accounts receivable - net                                                        (73)           (3,678)
            Inventories                                                                       59            (2,356)
            Prepaid expenses and other current assets                                        (27)             (402)
            Notes and accounts payable                                                      (213)            1,322
            Income tax payable                                                               181               199
            Accrued expenses and other current liabilities                                   599               497
                                                                                        --------          --------
Net Cash Provided by Operating Activities                                                  4,434               912
                                                                                        --------          --------

INVESTING ACTIVITIES
Receivables from 360(o) Web Ltd.                                                               -              (750)
Receivables from employee cash advance                                                      (125)                -
Acquisitions of:
      Fixed assets                                                                        (1,725)             (991)
      Patent                                                                                (122)              (84)
      Short-term investments                                                             (10,177)                -
Decrease (increase) in:
      Pledged deposits                                                                        40              (880)
      Refundable deposits                                                                    (20)               (8)
      Deferred charges                                                                        (7)                -
Proceeds from sale of short-term investments                                                 527                 -
                                                                                        --------          --------
Net Cash Used in Investing Activities                                                    (11,609)           (2,713)
                                                                                        --------          --------
FINANCING ACTIVITIES:
Proceeds from:
      Public offering                                                                          -            32,646
      Exercise of stock options                                                              569               110
      Issuance of ordinary shares upon ESPP Plan                                             368                 -
Payments of principal of capital leases                                                      (33)              (22)
Decrease of guarantee deposits                                                               (51)                -
                                                                                        --------          --------
Net Cash Provided by Financing Activities                                                    853            32,734
                                                                                        --------          --------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                                                 (195)              (86)
                                                                                        --------          --------
NET INCREASE (DECREASE) IN CASH                                                           (6,517)           30,847

CASH, BEGINNING OF PERIOD                                                                 37,448             5,946
                                                                                        --------          --------

CASH, END OF PERIOD                                                                     $ 30,931          $ 36,793
                                                                                        ========          ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                                                  $      9          $     12
Cash paid for tax                                                                            475               293

NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired under capital leases                                           5                95

    The accompanying notes are an integral part of the financial statements.

                          O2MICRO INTERNATIONAL LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                (In Thousand U.S. Dollars, Except Share Amounts)


1.    BASIS OF PRESENTATION

      The accompanying consolidated financial statements have been prepared by the Company, without audit and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 20-F for the year ended December 31, 2000.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.    Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      b.    Short-term investments

      The Company maintains its excess cash in financial institutions with strong ratings government and corporate bonds. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in non-operating income and expense. As of September 30, 2001, all of the Company's investments were classified as available-for-sale. Unrealized gains and losses on these investments are included as a separate component of shareholders' equity, net of any related tax effect. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when necessary.

      c.    Investment in shares of stocks

      Investments in shares of companies on which the Company exercises no significant influence in their operating and financial policy decisions or in those that has no readily determinable market value are accounted for under the cost method. As of September 30, 2001, the Company's equity in the net assets of the investee was lower than cost. No impairment losses was recognized by the Company since management believed that the business of the investee (who is a start up company) is picking up as evidence that: (i) it had successfully concluded its first licence agreement in July 2001 whereby the associated revenue is in 2001, and (ii) has developed relationship with key companies in the semiconductor industry who are the potential users of its proprietary technology.

      d.    Revenue recognition

      Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

      Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience, and these provisions are deducted from sales.

      The Company, however, has limited control over distributors' selling of products bought from the Company to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included as part of Company inventory.

      The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company's right of return policy, its distributors may exchange products currently in their inventory for other Company's products. This policy allows the Company's distributors to obtain products they want. In practice, if the distributors' inventories include items that are later priced lower by the Company, the Company allows such price adjustment to be made to the items already delivered to the distributors. However, the Company does not grant credits to the distributors for meeting competitive pricing conditions. To date, the Company has given no price adjustments to its distributors.

      e.    Research and development

      Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to current income.

      f.    Stock-based compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for its employee stock options. Under APB Opinion No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

      g.    Comprehensive income

      The Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income". Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Company has translation adjustments on subsidiaries and unrealized gain on available-for-sale securities that are required to be reported in comprehensive income.

      h.    Earnings per share

      SFAS No. 128, "Earnings Per Share," establishes standards for computing and presenting earnings per share. Basic earnings per share are calculated using the average shares of common share outstanding. Diluted earnings per share are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for convertible preferred shares or the treasury stock method for options and warrants.

      i.    Recent accounting pronouncement

      In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The new provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt FAS 142 effective January 1, 2002. The adoption of the provisions of FAS 142 will not have a material effect on our financial position or results of operation.

      In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material impact on its consolidated financial statements.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its consolidated financial statements.

3.    ACCOUNTS RECEIVABLE - NET (IN THOUSANDS)

                                                                         Sept. 30, 2001    Dec. 31, 2000
                                                                         --------------    -------------
                                                                           (Unaudited)
     Accounts receivable                                                     $ 5,862            $ 5,710
     Allowances for:
          Doubtful receivable                                                    (55)               (38)
          Sales returns and discounts                                           (314)              (252)
                                                                             -------            -------
                                                                             $ 5,493            $ 5,420
                                                                             =======            =======

4.    INVENTORIES (IN THOUSANDS)

                                                                        Sept. 30, 2001      Dec. 31, 2000
                                                                        --------------      -------------
                                                                          (Unaudited)
     Finished goods                                                          $ 1,380             $ 1,293
     Work-in-process                                                           1,226                 379
     Raw materials                                                             2,807               3,800
                                                                             -------             -------
                                                                             $ 5,413             $ 5,472
                                                                             =======             =======

5.    SHORT-TERM INVESTMENTS (IN THOUSANDS)

      The following is a summary of available-for-sale securities:

                                                                        Sept. 30, 2001      Dec. 31, 2000
                                                                        --------------      -------------
                                                                          (Unaudited)
     Corporate bonds                                                         $ 8,694             $     -
     Foreign government bonds                                                  1,025                   -
                                                                             -------             -------
                                                                             $ 9,719             $     -
                                                                             =======             =======

      Available-for-sale securities by contractual maturity are as follows:

                                                                        Sept. 30, 2001      Dec. 31, 2000
                                                                        --------------      -------------
                                                                          (Unaudited)
     Due within one year                                                     $ 5,566             $     -
     Due after one year through two years                                      4,153                   -
                                                                             -------             -------
                                                                             $ 9,719             $     -
                                                                             =======             =======

6.    INCOME TAX

      Provision for income taxes (expenses) benefits consisted of (in thousands):

                                                                            Three Months Ended         Nine Months Ended
                                                                               September 30              September 30
                                                                          ----------------------    ----------------------
                                                                             2001         2000         2001         2000
                                                                          ---------    ---------    ---------    ---------
                                                                               (Unaudited)               (Unaudited)
     Current:
          O2Micro, Inc.-USA
                - Federal                                                 $      (3)   $       -    $      (3)   $       -
                - State                                                           1            -           (1)          (1)
          O2Micro-Taiwan                                                       (245)          48         (577)        (201)
          O2Micro-Taiwan Branch                                                 (31)           -          (56)           -
          O2Micro-Japan                                                           -            -           10           (1)
          O2Micro-Singapore                                                      12           (2)          11           (9)
          Others                                                                 (1)           -           (1)           -
                                                                          ---------    ---------    ---------    ---------
                                                                               (267)          46         (617)        (212)
                                                                          ---------    ---------    ---------    ---------
     Deferred:
          O2Micro, Inc.-USA (Federal)                                             -           (1)           -          271
          O2Micro-Taiwan                                                         10           (1)           7           (1)
          O2Micro-Taiwan Branch                                                   -            -            1            -
                                                                          ---------    ---------    ---------    ---------
                                                                                 10           (2)           8          270
                                                                          ---------    ---------    ---------    ---------

     Income tax (expenses) benefits                                       $    (257)   $      44    $    (609)   $      58
                                                                          =========    =========    =========    =========

      The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

                                                                           Three Months Ended         Nine Months Ended
                                                                             September 30                September 30
                                                                          --------------------      --------------------
                                                                            2001         2000         2001         2000
                                                                          -------      -------      -------      -------
                                                                              (Unaudited)               (Unaudited)

     Cayman statutory rate                                                   -   %        -   %        -   %        -   %
     Foreign in excess of statutory rate                                    13.5%         0.2%        12.6%         4.6%
     Change in valuation allowance                                           2.8%        (2.3%)        4.6%        (5.9%)
                                                                          -------      -------      -------      -------

     Effective tax rate                                                     16.3%        (2.1%)       17.2%        (1.3%)
                                                                          =======      =======      =======      =======

7.    EARNINGS PER SHARE

      Following is the calculation of basic and diluted earnings per ordinary share (in thousands, expect per share amounts):

                                                                            Three Months Ended        Nine Months Ended
                                                                               September 30              September 30
                                                                          ----------------------    ----------------------
                                                                             2001         2000         2001         2000
                                                                          ---------    ---------    ---------    ---------
                                                                               (Unaudited)               (Unaudited)
     Basic earnings per ordinary share:

     Net income available to ordinary shareholders                        $   1,318    $   2,098    $   2,923    $   4,612
                                                                          =========    =========    =========    =========

     Weighted average ordinary shares outstanding - basic                    33,351       24,977       33,175       14,966

     Basic earnings per ordinary share                                    $    0.04    $    0.08    $    0.09    $    0.31
                                                                          =========    =========    =========    =========
     Diluted earnings per ordinary share:

     Net income available to ordinary shareholders                        $   1,318    $   2,098    $   2,923    $   4,612
                                                                          =========    =========    =========    =========

     Weighted average ordinary shares outstanding - basic                    33,351       24,977       33,175       14,966

     Effect of dilutive securities:
         Options                                                              1,349        1,858        1,214        1,853
         Warrants                                                               244          265          229          265
         Convertible securities                                                   -        6,176            -       14,410
                                                                          ---------    ---------    ---------    ---------

     Diluted weighted average ordinary shares outstanding                    34,944       33,276       34,618       31,494
                                                                          =========    =========    =========    =========

     Fully diluted earnings per ordinary share                            $    0.04    $    0.06    $    0.08    $    0.15
                                                                          =========    =========    =========    =========

      Certain anti-dilutive outstanding options and warrants were excluded from the computation of diluted earnings per share since their exercise prices exceeded the average market price of the common shares during the periods. The anti-dilutive stock options excluded amounted to 561,600 shares, and their exercise prices were between $11 and $16 as of September 30, 2001.

8.    OBLIGATIONS UNDER CAPITAL LEASE

      The Company leases office space and certain equipment under noncancellable operating lease agreements that expire on various dates through September 2004. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. The lease provides for a bargain purchase option upon the expiration of the lease. As of September 30, 2001, minimum lease payments under all noncancellable leases were as follows (in thousands):

                                                                                     Capital     Operating
     Year                                                                             Leases       Leases
     ----                                                                           ---------    ---------
     2001                                                                           $      11    $     280
     2002                                                                                  12          995
     2003                                                                                   7          753
     2004                                                                                   1          445
     2005 and thereafter                                                                    -            -
                                                                                    ---------    ---------

     Total minimum lease payments                                                          31    $   2,473
                                                                                                 =========
     Less:  Amount representing interest                                                    5
                                                                                    ---------
     Present value of minimum lease payments                                               26
     Less:  Current portion                                                                17
                                                                                    ---------

     Long-term capital lease obligations                                            $       9
                                                                                    =========

      Obligations under capital lease are secured by the related equipment and the total costs of the equipment under capital lease was $165 as of September 30, 2001 and $160 as of September 30, 2000. Accumulated amortization was $114 as of September 30, 2001 and $79 as of September 30, 2000.

9.    RELATED PARTY TRANSACTIONS

            In February 2000, the Company loaned $750,000 to 360(0) Web Ltd. (360(0) Web). Sterling Du, the Company's chief executive officer, and three other directors serve as directors of 360(0) Web, they were appointed to the board of directors of 360(0) Web on April 1, 2001. The Company has agreed with 360(0) Web to lend it up to $1 million on terms similar to the February 2000 loan until the loan is fully repaid or until the loan is converted into shares of preferred stock of 360(0) Web at a conversion price of $1.00 per share.

10.   CONTINGENCY

      a. On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for licenses for audio CDs and I2C serial interface, which are being used on the Company's products. Management believes that, although it is probable for Philips to assert a licensing claim, the Company would not be subject to any material exposure with respect to past activities.

      b. On November 3, 2000, the Company filed a suit with the Federal Court in the Northern District of California against Monolithic Power Systems (MPS), a privately held company in Santa Clara, California, USA. Before the Company's filing, MPS alleged in a letter to the Company that a new product being developed by the Company would infringe an MPS patent.

      Upon analysis of the charge, the Company concluded that the new product does not infringe MPS's patent and that the MPS's patent is invalid based on prior art. The Company seeks declaratory judgment of non-infringement and a ruling that the MPS patent is invalid. The Company also seeks damages from MPS. The case is ongoing and discovery is still being conducted for both sides.

      11.   SEGMENT INFORMATION

      The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 replaced the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures of products and services, geographic areas and major customers.

      a.    Industry

      The Company is engaged in a single industry, which is the design, development and marketing of semiconductor products.

      b.    Foreign market sales (in thousands)

                                                                         Three Months Ended         Nine Months Ended
                                                                            September 30              September 30
                                                                       ----------------------    ----------------------
      Location of Customers                                               2001         2000         2001         2000
      ---------------------                                            ---------    ---------    ---------    ---------
                                                                           (Unaudited)               (Unaudited)
      Asia                                                             $  11,851    $  11,128    $  30,393    $  27,208
      United States                                                            4           21           32          855
      Europe                                                                   -            -            -          958
                                                                       ---------    ---------    ---------    ---------

                                                                       $  11,855    $  11,149    $  30,425    $  29,021
                                                                       =========    =========    =========    =========

      c.    Major customers (in thousands)

                                          Three Months Ended September 30            Nine Months Ended September 30
                                     ----------------------------------------  ----------------------------------------
                                           2001                 2000                  2001                  2000
                                     ----------------     -------------------  -------------------   ------------------
      Customers                        Amount        %      Amount        %     Amount         %      Amount        %
      ---------                      ---------     ----   ---------    ------  ---------      ----   ---------    -----
                                                  (Unaudited)                               (Unaudited)
               A                     $   2,721     23.0   $   1,511     13.5   $   7,366     24.2    $   3,809     13.1
               B                         1,127      9.5       1,267     11.4       3,118     10.2        3,054     10.5
               C                           857      7.2         840      7.5       2,654      8.7        1,335      4.6
               D                         1,158      9.8       2,184     19.6       2,528      8.3        5,669     19.5

      d.    Geographic information (in thousands)

                                                        Cayman
                                             U.S.A     Islands     Taiwan      Japan   Singapore    Others  Elimination Consolidated
                                           --------   ---------   ---------   -------  ---------   -------- ----------- ------------
       For the nine months ended
        September 30, 2001 (Unaudited)
       -------------------------------

       Sales to customers other than the
        parent and its subsidiaries        $     --   $   9,961   $  20,464   $    --   $     --   $     --   $     --    $ 30,425
       Intercompany service revenue           8,562      16,429          --        --        753        189    (25,933)         --
                                           --------   ---------   ---------   -------   --------   --------   --------    --------
       Total sales                         $  8,562   $  26,390   $  20,464   $    --   $    753   $    189   $(25,933)   $ 30,425
                                           ========   =========   =========   =======   ========   ========   ========    ========
       Gross profit                        $  8,562   $  15,712   $   3,745   $    --   $    753   $    189   $ (9,460)   $ 19,501
                                           ========   =========   =========   =======   ========   ========   ========
       Operating expenses                                                                                                  (17,340)
       Nonoperating income - net                                                                                             1,371
                                                                                                                          --------
       Income before income tax                                                                                              3,532
       Income tax expense                                                                                                     (609)
                                                                                                                          --------
       Net income                                                                                                         $  2,923
                                                                                                                          ========
       Identifiable assets                 $  1,077   $  62,732   $   6,898   $   184   $    767   $    684   $(13,368)   $ 58,974
                                           ========   =========   =========   =======   ========   ========   ========    ========
       For the nine months ended
        September 30, 2000 (Unaudited)
       -------------------------------

       Sales to customers other than the
        parent and its subsidiaries        $     --   $  25,022   $   3,999   $    --   $     --   $     --   $     --    $ 29,021
       Intercompany service revenue           7,255       3,201          --        --        750         --    (11,206)         --
                                           --------   ---------   ---------   -------   --------   --------   --------    --------
       Total sales                         $  7,255   $  28,223   $   3,999   $    --   $    750   $     --   $(11,206)   $ 29,021
                                           ========   =========   =========   =======   ========   ========   ========    ========
       Gross profit                        $  7,255   $  17,133   $     800   $    --   $    750   $     --   $ (8,007)   $ 17,931
                                           ========   =========   =========   =======   ========   ========   ========
       Operating expenses                                                                                                  (13,791)
       Nonoperating income - net                                                                                               414
                                                                                                                          --------
       Income before income tax                                                                                              4,554
       Income tax benefit                                                                                                       58
                                                                                                                          --------
       Net Income                                                                                                            4,612
                                                                                                                          --------
       Identifiable assets                 $  1,174   $  58,379   $   3,333   $    44   $    670   $     --   $(10,888)   $ 52,712
                                           ========   =========   =========   =======   ========   ========   ========    ========
       For the three months ended
        September 30, 2001 (Unaudited)
       -------------------------------

       Sales to customers other than the
        parent and its subsidiaries        $     --   $   3,217   $   8,638   $    --   $     --   $     --   $     --    $ 11,855
       Intercompany service revenue           2,912       6,791          --        --        258         77    (10,038)         --
                                           --------   ---------   ---------   -------   --------   --------   --------    --------
       Total sales                         $  2,912   $  10,008   $   8,638   $    --   $    258   $     77   $(10,038)   $ 11,855
                                           ========   =========   =========   =======   ========   ========   ========    ========
       Gross profit                        $  2,912   $   5,804   $   1,700   $    --   $    258   $     77   $ (3,202)   $  7,549
                                           ========   =========   =========   =======   ========   ========   ========
       Operating Expenses                                                                                                   (6,328)
       Nonoperating income - net                                                                                               354
                                                                                                                          --------
       Income before income tax                                                                                              1,575
       Income tax expense                                                                                                     (257)
                                                                                                                          --------
       Net income                                                                                                         $  1,318
                                                                                                                          ========
       Identifiable assets                 $  1,077   $  62,732   $   6,898   $   184   $    767   $    684   $(13,368)   $ 58,974
                                           ========   =========   =========   =======   ========   ========   ========    ========
       For the three months ended
        September 30, 2000 (Unaudited)
       -------------------------------

       Sales to customers other than the
        parent and its subsidiaries        $     --   $  10,722   $     427   $    --   $     --   $     --   $     --    $ 11,149
       Intercompany service revenue           2,545         356          --        --        750         --     (3,651)         --
                                           --------   ---------   ---------   -------   --------   --------   --------    --------
       Total sales                         $  2,545   $  11,078   $     427   $    --   $    750   $     --   $ (3,651)   $ 11,149
                                           ========   =========   =========   =======   ========   ========   ========    ========
       Gross profit                        $  2,545   $   6,669   $      86   $    --   $    750   $     --   $ (3,311)   $  6,739
                                           ========   =========   =========   =======   ========   ========   ========
       Operating Expense                                                                                                    (4,909)
       Nonoperating income - net                                                                                               224
                                                                                                                          --------
       Income before income tax                                                                                              2,054
       Income tax benefit                                                                                                       44
                                                                                                                          --------
       Net income                                                                                                         $  2,098
                                                                                                                          ========
       Identifiable assets                 $  1,174   $  58,379   $   3,333   $    44   $    670   $     --   $(10,888)   $ 52,712
                                           ========   =========   =========   =======   ========   ========   ========    ========

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's F-1 Registration Statement and Annual Report on Form 20-F.

      THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS BEYOND SUCH DATE.

Overview

      We design, develop and market high performance mixed signal integrated circuits for power management and other power saving applications. Our revenues have been derived primarily from the sale of mixed signal integrated circuit products to customers in the mobile computing and communications device markets.

      We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products and have these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

      We sell our products through a combination of direct sales offices, sales representatives and distributors. We maintain direct sales offices in Santa Clara, California; Houston, Texas, Pfluggerville, Texas; Taipei, Taiwan and Tokyo, Japan. Additionally, we have sales representatives in China, Korea, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan. We maintain product support centers in Japan, Taiwan and the United States that provide engineering support to our customers.

Results of Operations

      Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the three months ended September 30, 2001 were $11.9 million, an increase of $706,000 or 6.3% from $11.1 million for the three months ended September 30, 2000. The increase in net sales reflects increased unit shipments of our existing products as well as shipments of new products.

      Gross Profit. Gross profit represents revenues less cost of revenues. Cost of revenues primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of products. Gross profit for the three months ended September 30, 2001 was $7.5 million, an increase of $810,000 or 12.0% from $6.7 million for the three months ended September 30, 2000. This increase in absolute dollar amount was due to increased sales of products and increased margins, which resulted from a favorable mix of existing products and contribution from new products which had relatively higher gross margins. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

      Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, of expenses for outside engineering consultants. Research and development expenses for the three months ended September 30, 2001 were $3.8 million, an increase of $1.2 million or 49.2% from $2.5 million for the three months ended September 30, 2000. This increase primarily reflects the addition of research and development personnel and expenses associated with the expansion of our design activities in Singapore and China. We expect that research and development expenses will continue to increase in the foreseeable future.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, trade show and other promotional expenses. Selling, general and administrative expenses for the three months ended September 30, 2001 were $2.5 million, an increase of $248,000 or 11.0% from $2.3 million for the three months ended September 30, 2000. This increase in absolute dollar amounts was primarily due to increased sales commissions relating to higher sales, increased product marketing costs and additional personnel. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

      Stock-Based Compensation. For accounting purposes, we recognize stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the deemed fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred compensation recorded in the first nine months of 2001 was $145,000, a decrease of $245,000 or 62.8% from $390,000 for the nine months ended September 30, 2000.

      Non-operating Income-net. Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings and foreign exchange transaction gains and losses. Non-operating income-net for the three months ended September 30, 2001 was $354,000, an increase of $130,000 from $224,000 for the three months ended September 30, 2000, reflecting an increase earned on higher level of cash balance resulting from our initial public offering proceeds.

      Income Taxes. Income tax expenses for the three months ended September 30, 2001 was $257,000, an increase of $301,000 from an income tax benefit of $44,000 for the three months ended September 30, 2000.

      Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

      On September 30, 2001, we had $53.9 million in total current assets, including $40.7 million in cash, cash equivalents and short-term investments. Our operating activities provided cash in the amount of $4.4 million in the nine months ended September 30, 2001. Additionally, our financing activities provided $853,000 for the nine months ended September 30, 2001 and our investing activities used cash of $11.6 million in the nine months ended September 30, 2001.

Disclosure Regarding Forward-Looking Statements

      This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our future gross profits, research and development expenses and selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include the stages of our products in their life cycles, variations in our product mix, the timing our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses.

These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission; including our registration statement on Form 20-F. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Item 3.  Quantitative and Qualitative Disclosure about Market Risk

      Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

      We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

  Interest Rate Risk

      Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments in government and corporate bonds.

      We maintain a short-term investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at September 30, 2001, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

      The table below provides information about our financial instruments that are sensitive to changes in interest rates.

                                                               Expected Maturity Dates
                               --------------------------------------------------------------------------------------
                                                                                      2006 and                  Fair
                               2000    2001     2002     2003    2004      2005      thereafter      Total      Value
                               ----    ----    -----    -----    ----      ----      ----------      -----      -----
                                                                   (in thousands)
Government Bonds:
   Fixed rate (US$)              --      --    1,025       --      --        --              --      1,025      1,025
Corporate Bonds
   Fixed rate (US$)              --     502    6,634    1,558      --        --              --      8,694      8,694

 Foreign currency risk

      Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

      We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of September 30, 2001 have been immaterial, and are reflected in the results of operations.

PART II.  OTHER INFORMATION

Item  1. Exhibits

      (a)   Exhibits:

      The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

      (b)

                                  EXHIBIT INDEX

                                                                    Sequentially
     Exhibit                                                          Numbered
      Number                      Exhibit Title                        Page
----------------    -------------------------------------------   --------------

        99                        Press Release                         1-3

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     O2MICRO INTERNATIONAL LIMITED

Date:  November 13, 2001             /s/       STERLING DU
                                     -------------------------------------
                                     Name:     Sterling Du
                                     Title:    Chief Executive Officer